Exhibit 21.1

SUBSIDIARIES

	Subsidiary	Jurisdiction of Incorporation
1	Zafgen Securities Corporation	Massachusetts
2	Zafgen Australia Pty Limited	Australia
3	Zafgen Animal Health, LLC	Delaware